September 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Mr. Larry Spirgel

Re:           Nexstar Broadcasting Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-50478

Dear Mr. Spirgel:

On behalf of Nexstar Broadcasting Group, Inc. (“Nexstar” or the “Company”), please find below Nexstar’s response to the comment letter addressed to me, dated August 29, 2011 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2010.

Below is set forth the Staff’s comment from the Letter, followed by our response thereto.

Definitive Proxy Statement Incorporated by Reference into Part III
Compensation Discussion and Analysis, page 20
Elements of Compensation, page 21

1.  We note that the example disclosure provided in response to comments 4 and 5 from our letter dated July 26, 2011 does not disclose the relevant fiscal 2010 performance targets. Specifically, while the example disclosure states that net revenue and adjusted EBITDA exceeded budgeted amounts, the budgeted amounts are not provided.  Per prior comment 4, confirm that to the extent financial targets remain material to the determination of compensation awards you will disclose them.  See Item 402(b)(2)(v) of Regulation S-K.

Response:  We respectfully advise the Staff that in future filings we will provide additional disclosure in our Compensation Discussion & Analysis section regarding the budgeted and actual amounts of net revenue and adjusted EBITDA that assist the Compensation Committee and our Chief Executive Officer when determining the compensation of our named executive officers.  The disclosure will include information such as the following, based on 2010 facts and circumstances:

Nexstar Broadcasting Group, Inc.
September 9, 2011

The Company’s performance in 2010 substantially exceeded expectations. Although the global economic downturn impacted the Company’s business throughout the early portion of 2010, net revenue for 2010 of $313.4 million exceeded our budget of $291.2 million and increased by $61.4 million or 24% compared to 2009, inclusive of approximately $39.3 million of gross political revenue, a record-level for the Company.  The Company’s fourth quarter net revenue increased 31.2% to $97.1 million, the highest quarterly net revenue reported in the Company’s history.

Operationally, the Company achieved significant milestones while maintaining discipline in cost management and simultaneously developing new local marketing solutions for our customers.  Management utilizes a measure in evaluation of operations, Adjusted EBITDA, which is calculated as income from operations, plus depreciation, amortization of intangible assets and broadcast rights (excluding barter), non-cash contract termination fees, non-cash impairment charges, loss (gain) on asset exchange and loss (gain) on asset disposal, net, minus broadcast rights payments.  Our budgeted Adjusted EBITDA for 2010 was $100.2 million, versus actual Adjusted EBITDA of $112.3 million and increasing by $49.0 million or 77.7% compared to 2009.  A reconciliation of 2010 Adjusted EBITDA to Income from Operations, the closest GAAP measure, is provided below (in thousands, unaudited):

2010
Income from operations	$67,548
Add:
Depreciation	21,112
Amortization of intangible assets	23,732
Amortization of broadcast rights, excluding barter	9,527
(Gain) loss on asset exchange	(30)
(Gain) loss on asset disposal, net	294
Less:
Payments for broadcast rights	9,870
Adjusted EBITDA	$112,313

The Company also successfully completed several transactions designed to improve its liquidity position, including the amendment and restatement of the Company’s senior secured credit facility in October 2009 and in April 2010, the completion of a $325 million offering of 8.875% senior secured second lien notes.  The issuance of the 8.875% senior secured second lien notes allowed the Company to eliminate certain high cost debt, implement more flexible debt covenants, and extend the maturity dates.  These actions have positioned the Company for long-term sustainable growth.

Nexstar Broadcasting Group, Inc.
September 9, 2011

The above factors were considered in determining the levels of performance bonuses paid to each of the named executive officers, along with each executive’s individual performance and contribution to achievement of the goals of the Company.  Stock options increase the long-term incentive component of the executive’s entire compensation package in order to emphasize the importance of making strategic decisions that focus on long-term results.  Messrs. Carter and Busch were awarded stock options during 2010 because of their outstanding performance during 2010 and the direct impact their performance had on the overall performance of the Company during 2010.  Mr. Carter, our Chief Financial Officer, was awarded stock options in January 2010 for meeting certain individual goals including the successful completion of the Company’s debt amendment in the fourth quarter of 2009 and progress made towards our 2010 refinancing strategy.  The grant also was issued to bring his long-term incentive compensation in line with certain other named executive officers.  Mr. Busch, our Co-Chief Operating Officer, was awarded stock options in December 2010 based on several factors, including his tenure with the Company, retention considerations, and overall outstanding performance, including driving our political revenue to a record level in 2010.

We hope that the foregoing has been responsive to the Staff’s comments.  The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in our filings with the Commission.  The Company understands that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (972) 373-8800.

Sincerely,

/s/ Perry A. Sook
Perry A. Sook
President and Chief Executive Officer